UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 13, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

T3 Motion, Inc.

File No. 333-150888 - CF#23415

T3 Motion, Inc., submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 26, 2009.

Based on representations by T3 Motion, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.1   through March 20, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Rolaine S. Bancroft
           Special Counsel